UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64410/May 5, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14277

In the Matter of	:	
	:	
ELECTROCHEMICAL INDUSTRIES (1952) LTD.,	:	ORDER MAKING FINDINGS
EMPIRE ALLIANCE PROPERTIES, INC.,	:	AND REVOKING
ENCORE ENVIRONMENTAL SOLUTIONS, INC.	:	REGISTRATIONS BY DEFAULT
(F/K/A OIRAM, INC.), AND	:	
ENVIRONMENTAL PRODUCTS GROUP, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 28, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by March 8, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in an Order issued April 6, 2011, that failure to file an Answer would be grounds for finding them in default. See OIP at 3.

Since none of the Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of their public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

Electrochemical Industries (1952) Ltd. (CIK No. 201739) is an Israeli corporation located in Haifa, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 6-K on June 3, 2003, for the three months ended March 31, 2003. Its last annual report on Form 20-F reported a net loss of over $12.2 million for the year ended December 31, 2001.

Empire Alliance Properties Inc. (CIK No. 922935) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR on May 9, 1994, which reported a loss of $345,765 (Canadian) for the twelve months ended June 30, 1993.

Encore Environmental Solutions, Inc. (f/k/a Oiram Incorporated) (CIK No. 1079991), is a permanently revoked Nevada corporation located in Morristown, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $5,000 since the company's February 16, 1999, inception.

Environmental Products Group, Inc. (CIK No. 1080850), is a forfeited Delaware corporation located in Burlington, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended November 30, 2000, which reported a net loss of $184,249 for the prior three months.

In addition to these repeated failures to file timely periodic reports, Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K, which must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of their registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Electrochemical Industries (1952) Ltd., Empire Alliance Properties Inc., Encore Environmental Solutions, Inc. (f/k/a Oiram Incorporated), and Environmental Products Group, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge